SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 7, 2007

ACTIONS SEMICONDUCTOR CO., LTD

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated February 7, 2007, relating to Company’s financial results for the three months and twelve months ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/s/ David Lee

Name: David Lee
Title: Chief Financial Officer
Dated: February 7, 2007